UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously disclosed, on November 6, 2024, Lilium N.V. (the “Company” or “Lilium”) filed a motion for opening of regular insolvency proceedings with the competent insolvency court of Weilheim in Germany. Following the filing of the motion for opening of insolvency proceedings, the court appointed a legal expert to inform the court on the order of the preliminary insolvency administration. On November 8, 2024, the court of Weilheim appointed the legal expert as preliminary insolvency administrator especially to maintain and secure the assets of the Company and continue the business operations of the Company. Additional information and background on the Company’s application for these proceedings may be found in Lilium N.V.’s Form 6-K, filed with the U.S Securities and Exchange Commission (the “SEC”) on November 4, 2024, and November 6, 2024.

On November 4, 2024, Niklas Zennström resigned as a member of the Board of directors (the “Board”), as a member of the Sustainability Committee and as a member of the Nominating and Corporate Governance Committee, with immediate effect. In addition, on November 11, 2024, David Wallerstein resigned as a member of the Board, as chair of the Nominating and Corporate Governance Committee and as a member of the Compensation Committee, with immediate effect. Mr. Zennström and Mr. Wallerstein have not advised the Board of any disagreement on any matters related to the operations of Lilium.

Incorporation by Reference

The contents on this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2024 (File No. 333-282442), July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information in this Report on Form 6-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the Company’s expectations regarding the application for a regular insolvency proceeding in Germany. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management's current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include (but are not limited to) risks relating to the Company’s application for a regular insolvency proceeding, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.2 to Lilium N.V.’s Report on Form 6-K filed on July 17, 2024 with the SEC which is available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director